Via Facsimile and U.S. Mail
Mail Stop 6010

December 3, 2007

Karen M. Spaun
Senior Vice President and Chief Financial Officer
Meadowbrook Insurance Group, Inc.
26255 American Drive
Southfield, MI 48034

Re: Meadowbrook Insurance Group, Inc
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 13, 2007
File Number: 001-14094

Dear Ms. Spaun:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Losses and Loss Adjustment Expenses, page 31

1. We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements.

We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us revised disclosure that includes the following information for each material line of business and also consider providing any additional information to achieve this objective.

a. Please describe the methods you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:

1. Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.
2. Identifies the unique development characteristics of each material short-tail and long-tail line of business
3. Describes the method you use to calculate the IBNR reserve for each material line of business. We note that you disclose IBNR is determined utilizing various actuarial methods based upon historical data. Please specifically disclose what actuarial methods are used for each line of business.
4. Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.

b. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. This includes key inputs in the actuarial methods discussed above. In addition please disclose the following:

1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.
2. Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

c. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the

> impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

2. You disclose that "Our reserves are reviewed by internal and independent actuaries for adequacy on a quarterly basis." Your reference to independent actuaries suggests to an investor that you are placing reliance on them, which we believe requires that you include their name in the 1934 Act filing. Additionally, if your Form 10-K is incorporated by reference into a 1933 Act registration statement, a consent from the independent actuaries must be provided in the 1933 Act registration statement. Please advise.

Liquidity and Capital Resources
Contractual Obligations and Commitments, page 51

3. You disclose that you have not included your estimated interest expense for your senior debentures and junior subordinated debentures in your table of contractual obligations. Since interest is a contractual obligation, please provide us a revised contractual obligation table that includes the expected payment of interest.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant